1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date November 16, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

2015 SECOND EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 29 December 2015 is set out at page 27 to page 29 of this circular.

Reply slip and form of proxy for use at the EGM are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the EGM should complete and return the reply slip in accordance with the instructions printed thereon on or before Tuesday, 8 December 2015. Shareholders who intend to appoint a proxy to attend the EGM are requested to complete and return the form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

13 November 2015

* For identification purposes only

CONTENTS

Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .		ii

LETTER FROM THE BOARD. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .		1

APPENDIX I	DETAILS OF THE PROPOSED AMENDMENTS TO
	THE ARTICLES OF ASSOCIATION OF ALUMINUM CORPORATION
	OF CHINA LIMITED . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	16

NOTICE OF 2015 SECOND EXTRAORDINARY GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .		27

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DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in RMB and which are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"Articles of Association"	the articles of association of the Company;

"Board"	the board of Directors of the Company;

"Chinalco"	Aluminum Corporation of China* , a solely state-owned corporation and the controlling shareholder of the Company, directly and indirectly, holding approximately 34.45% of the total issued share capital of the Company as at the Latest Practicable Date;

"Chinalco Lease"	Chinalco Finance Lease Co., Ltd.* , a subsidiary of Chinalco as at the Latest Practicable Date;

"Company"	Aluminum Corporation of China Limited* , a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"Director(s)"	the director(s) of the Company;

"EGM"	the 2015 second extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 29 December 2015;

"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

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DEFINITIONS

"H Shareholder(s)"	holder(s) of H Shares;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Latest Practicable Date"	10 November 2015, being the latest practicable date in ascertaining certain information contained in this circular prior to its publishing;

"Share(s)"	A Shares and H Shares;

"Shareholder(s)"	A Shareholders and H Shareholders;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC; and

"%"	per cent.

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LETTER FROM THE BOARD

Executive Directors:	Registered office:
Mr. Ge Honglin	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
Mr. Jiang Yinggang	The People's Republic of China
Postal code: 100082
Non-executive Directors:
Mr. Liu Caiming	Principal place of business:
Mr. Wang Jun	No. 62 North Xizhimen Street
Haidian District
Independent non-executive Directors:	Beijing
Mr. Ma Si-hang, Frederick	The People's Republic of China
Ms. Chen Lijie	Postal code: 100082
Mr. Hu Shihai
Principal place of business in Hong Kong:
6th Floor, Nexxus Building
41 Connaught Road
Central
Hong Kong

13 November 2015

To the Shareholders

Dear Sirs or Madams,

2015 SECOND EXTRAORDINARY GENERAL MEETING

I.	INTRODUCTION

The purpose of this circular is to provide you with the notice of the EGM and to provide you with all the information reasonably necessary

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LETTER FROM THE BOARD

to enable you to make informed decisions on whether to vote for or against the proposed resolutions for consideration at the EGM:

ORDINARY RESOLUTIONS

(1)	To consider and approve the resolution in relation to the proposed capital contribution to Chinalco Property Development Co., Ltd.* by the Company and its subsidiaries by way of injecting certain urban property assets and cash;

(2)	To consider and approve the resolution in relation to the proposed transfer of the property assets of Chalco Hong Kong Limited* by the Company;

(3)	To consider and approve the resolution in relation to the proposed capital contribution to Chinalco Capital Holdings Co., Ltd.* by the Company by way of injecting the equity interests in ABC-CA Fund Co., Ltd.* held by the Company and cash;

(4)	To consider and approve the resolution in relation to the proposed transfer of all equity interests in China Aluminum Nanhai Alloy Co., Ltd.* held by the Company;

(5)	To consider and approve the resolution in relation to the revision of the 2015 annual cap of revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services;

(6)	To consider and approve the resolution in relation to the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed caps thereunder;

(7)	To consider and approve the resolution in relation to the proposed change of the US auditor by the Company;

SPECIAL RESOLUTIONS

(8)	To consider and approve the resolution in relation to the proposed non-public issuance of corporate bonds by the Company;

(9)	To consider and approve the resolution in relation to the amendments to the Articles of Association; and

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LETTER FROM THE BOARD

ORDINARY RESOLUTION (CUMULATIVE VOTING)

(10)	To consider and approve the resolution in relation to the election of Mr. Lie-A-Cheong Tai Chong, David as an independent non-executive Director of the fifth session of the Board of the Company.

II.	RESOLUTIONS TO BE CONSIDERED AND APPROVED AT THE EGM

1.	Proposed Capital Contribution to Chinalco Property Development Co., Ltd.* by the Company and its Subsidiaries by way of Injecting Certain Urban Property Assets and Cash

Reference is made to the announcement of the Company dated 13 November 2015 in relation to the capital contribution to Chinalco Property Development Co., Ltd.* . The transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules and is subject to reporting and announcement requirements, but exempt from independent Shareholders' approval requirement.

According to the relevant requirements of the listing rules of the Shanghai Stock Exchange, the transaction shall be subject to the Shareholders' approval at the EGM. A supplemental circular setting out, among other things, further details of this resolution, is expected to be despatched to the Shareholders on or before 14 December 2015, being the date that is 15 days prior to the date of the EGM.

2.	Proposed Transfer of the Property Assets of Chalco Hong Kong Limited* by the Company

Reference is made to the announcement of the Company dated 13 November 2015 in relation to the proposed transfer of the property assets held by Chalco Hong Kong Limited* , a subsidiary of the Company, to Aluminum Corporation of China Overseas Holdings Limited* . The transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules and is subject to reporting and announcement requirements, but exempt from independent Shareholders' approval requirement.

According to the relevant requirements of the listing rules of the Shanghai Stock Exchange, the transaction shall be subject to the Shareholders' approval at the EGM. A supplemental circular setting out, among other things, further details of this resolution, is expected to be despatched to the Shareholders on or before 14 December 2015, being the date that is 15 days prior to the date of the EGM.

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LETTER FROM THE BOARD

3.	Proposed Capital Contribution to Chinalco Capital Holdings Co., Ltd.* by the Company by way of Injecting the Equity Interests in ABC-CA Fund Co., Ltd.* Held by the Company and Cash

Reference is made to the announcement of the Company dated 13 November 2015 in relation to the proposed capital contribution to Chinalco Capital Holdings Co., Ltd.* by the Company by way of injecting the equity interests of ABC-CA Fund Co., Ltd.* held by it and cash. The transaction constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules and is subject to reporting and announcement requirements, but exempt from independent Shareholders' approval requirement.

According to the relevant requirements of the listing rules of the Shanghai Stock Exchange, the transaction shall be subject to the Shareholders' approval at the EGM. A supplemental circular setting out, among other things, further details of this resolution, is expected to be despatched to the Shareholders on or before 14 December 2015, being the date that is 15 days prior to the date of the EGM.

4.	Proposed Transfer of All Equity Interests in China Aluminum Nanhai Alloy Co., Ltd.* Held by the Company

Reference is made to the announcement of the Company dated 13 November 2015 in relation to the proposed transfer of 100% equity interests by the Company and its wholly-owned subsidiary, China Aluminum International Trading Co., Ltd.* , as the shareholders of China Aluminum Nanhai Alloy Co., Ltd.* ("Nanhai Alloy") by way of public tender on an equity exchange, respectively. The Company was advised that Chinalco or its subsidiaries intended to participate in the bidding. In the event that Chinalco or its subsidiaries win the bid, based on the information obtained by the Company currently, the Company expected that the above transaction (if proceeded) would constitute a connected transaction under Chapter 14A of the Hong Kong Listing Rules and subject to reporting and announcement requirements, but is exempt from independent Shareholders' approval requirement. The Company will comply with corresponding disclosure obligations pursuant to relevant requirements of the Hong Kong Listing Rules if it enters into an agreement in relation to the transfer of shares in Nanhai Alloy with Chinalco or its subsidiaries.

According to the relevant requirements of the listing rules of the Shanghai Stock Exchange, the transaction shall be subject to the Shareholders' approval at the EGM. A supplemental circular setting out, among other things, further details of this resolution, is expected to be despatched to the Shareholders on or before 14 December 2015, being the date that is 15 days prior to the date of the EGM.

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LETTER FROM THE BOARD

5.	Revision of the 2015 Annual Cap of Revenue Transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Reference is made to the announcement of the Company dated 13 November 2015 in relation to the proposed revision of the 2015 annual cap of revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services with Chinalco.
A supplemental circular setting out, among other things, further details of such revision of the cap, the letter from the independent Board committee and the letter from the independent financial advisor is expected to be despatched to the Shareholders on or before 14 December 2015, being the date that is 15 days prior to the date of the EGM.

6.	The New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the Proposed Caps thereunder

Reference is made to the announcement of the Company dated 13 November 2015 in relation to the proposed entering into of the New Finance Lease Framework Agreement by the Company with Chinalco Lease and the proposed caps thereunder.

A supplemental circular setting out, among others things, further details of such matters, the letter from the independent Board committee and the letter from the independent financial advisor is expected to be despatched to the Shareholders on or before 14 December 2015, being the date that is 15 days prior to the date of the EGM.

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LETTER FROM THE BOARD

7.	Proposed Change of the US Auditor by the Company

Reference is made to the announcement of the Company dated 13 November 2015 in relation to the proposed change of the US auditor by the Company.

References are made to the circular of the Company dated 11 May 2015 and the announcement of the Company dated 25 June 2015 in relation to, among other things, the reappointment of Ernst & Young Hua Ming LLP ("Ernst & Young Hua Ming") as the domestic auditor of the Company and the reappointment of Ernst & Young ("Ernst & Young") as the international auditor of the Company. The engagement period of both auditors shall expire upon the conclusion of the 2015 annual general meeting of the Company.

On 13 November 2015, the Company received the resignation letter from Ernst & Young stating that it proposed to resign as the US auditor of the Company based on consideration of its projects management, with effective from the conclusion of the EGM (being 29 December 2015). The Company proposes to change the auditor of the Company responsible for auditing the US 20-F consolidated report for the year 2015 from Ernst & Young to Ernst & Young Hua Ming, the engagement period of which shall expire upon the conclusion of the 2015 annual general meeting of the Company. Ernst & Young will still be acting as the Hong Kong auditor of the Company.

Ernst & Young has confirmed in written form that there is no matter relating to its resignation as the US auditor of the Company that needs to be brought to the attention of the Shareholders.
The Board is of the view that the change of the US auditor of the Company is in the interests of the Company and its Shareholders as a whole.

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LETTER FROM THE BOARD

The Board has also confirmed that there are no disagreements or outstanding matters between the Company and Ernst & Young, and the Board and the Audit Committee are not aware of any other matters in relation to the change of auditor that need to be brought to the attention of the Shareholders.

The Board would like to extend its sincere gratitude to Ernst & Young for its quality services rendered to the Company during its tenure as the US auditor of the Company in the past years.

8.	Proposed Non-public Issuance of Corporate Bonds by the Company

Reference is made to the announcement of the Company dated 13 November 2015 in relation to the proposed non-public issuance of corporate bonds by the Company.

In order to further broaden the channels of financing, the Company proposed to make a non-public issuance of corporate bonds with no more than RMB10 billion (including RMB10 billion) (the "Issuance"). Specific terms are as follows:

(I)	Description of fulfillment of conditions for non-public issuance of corporate bonds by the Company

Pursuant to the relevant requirements under laws, regulations and regulatory documents, including the "Company Law of the People's Republic of China", the "Securities Law of the People's Republic of China" and the "Administrative Measures for the Issue and Trading of Corporate Bonds", and after the examination on relevant circumstances of the Company, the Company has fulfilled the relevant requirements for the non-public issuance of corporate bonds and possessed the conditions and qualifications for the non-public issuance of corporate bonds.

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LETTER FROM THE BOARD

(II)	Proposal of non-public issuance of corporate bonds

	1.	Size of issuance

The size of the issuance of the corporate bonds will not be more than RMB10 billion (including RMB10 billion) (the "Corporate Bonds"). It will be proposed at the general meeting to authorize the management of the Company to determine the actual size of issuance within the aforesaid scope based on the Company's demand for capital and the market conditions when issuing the bonds.

	2.	Par value and issuance price

The par value of the Corporate Bonds under the non-public issuance is RMB100 and to be issued at par.

	3.	Targets and method of issuance

The targets of the Issuance are investors who are competent to identify and bear respective risk, and are qualified as stipulated in the Administrative Measures on the Issuance and Trading of Corporate Bonds, the Tentative Administrative Measures on the Non-public Issuance of Corporate Bonds of Shanghai Stock Exchange and the Tentative Administrative Measures on the Non-public Issuance of Corporate Bonds of Shenzhen Stock Exchange. The targets shall not exceed 200 investors.

The bonds will be issued by one or several tranches to the aforementioned qualified investors by way of non-public issuance in the PRC, and will be subscribed in cash. It will be proposed at the general meeting to authorize the management of the Company to determine the specific method of issuance based on the Company's demand for capital and the market conditions when issuing the bonds.

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LETTER FROM THE BOARD

After the issuance of the Corporate Bonds, the Company will proceed with the necessary filing procedures in accordance with the relevant requirements of the Administrative Measures on the Issuance and Trading of Corporate Bonds ().

4.	Term and type of bonds

The Corporate Bonds under the Issuance shall have a term of not more than 5 years. The type of bonds can be with a uniform maturity date or a hybrid with different maturity dates. It will be proposed at the general meeting to authorize the management of the Company to determine the actual composition of the Corporate Bonds in terms of type and maturity based on the Company's demand for capital and the market conditions when issuing the bonds.

5.	Interest rate of bonds and method of principal repayment and interest payment

It will be proposed at the general meeting to authorize the management of the Company and the lead underwriter to determine the coupon rates of the Corporate Bonds and its method of principal repayment and interest payment based on the market conditions when issuing the Corporate Bonds.

6.	Guarantee

The issue of the Corporate Bonds is to be carried out on a non-guarantee basis.

7.	Use of proceeds

It is planned to use the proceeds raised from the Corporate Bonds to replace the debts of the Company and replenish the working capital. It will be proposed at the general meeting to authorize the management of the Company to determine the specific use of the proceeds within the aforesaid scope based on the financial condition and capital demand of the Company.

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LETTER FROM THE BOARD

	8.	Special account for the proceeds

The proceeds raised under the issuance of the Corporate Bonds, upon completion of the Issuance, will be placed in the special account designated by the management of the Company, and will be under special management in such special account, including the receipt, deposit and transfer of such proceeds.

	9.	Trading and circulation of the bonds

Subject to the satisfaction of the conditions for trading and circulation, it will be proposed at the general meeting to authorize the management of the Company to deal with all the matters related to the trading and circulation of the Corporate Bonds pursuant to the relevant requirements of China Securities Regulatory Committee, Shanghai Stock Exchange and Shenzhen Stock Exchange.

	10.	Effective term of the proposal

The proposal in respect of the non-public issuance of the Corporate Bonds will be effective within 12 months from the date when this resolution is considered and passed at the general meeting of the Company.

(III)	Authorizations to the non-public issuance of Corporate Bonds

To effectively coordinate specific matters in relation to the Issuance, it was submitted by the Board to the general meeting to authorize the management of the Company to deal with all the matters and sign all relevant documents in relation to the non-public Issuance of Corporate Bonds at its sole discretion, under the framework and principle of the issuance proposal considered and approved at the general meeting, and in compliance with the general principle of acting in the best interest of the Company, which include but not limited to the followings:

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LETTER FROM THE BOARD

1.	Subject to the laws and regulations of the country, relevant requirements of regulatory authorities and resolutions approved at the general meeting of the Company and according to the actual condition of the Company and the bond market, to formulate and adjust the specific issuance proposal for the Issuance of Corporate Bonds, revise and amend the issuance terms on the Issuance of Corporate Bonds, which include but not limited to the specific size of issuance, the term, type and coupon rate of bonds and the method of determination thereof, time of issuance, methods of issuance (including whether to be issued in tranches, the issuance amount of each tranche, etc.), term and method of the principal repayment and interest payment, use of proceeds and the amount raised, rating arrangement, security arrangement of the repayment, specific methods of application and subscription, specific placement arrangement, trading and circulation of bonds and all other matters in relation to the issuance proposal;

2.	to determine and engage agency to assist the Company in dealing with matters in relation to the application for the Issuance of Corporate Bonds and the trading and circulation of bonds;

3.	to select the bond trustee, execute the trustee management agreement, and formulate the rules of bondholders' meeting for the Issuance;

4.	to formulate, approve, execute, amend and announce all the legal documents regarding the Issuance of Corporate Bonds, and to make corresponding supplements or adjustments on the application documents in accordance with the requirements of the regulatory authorities;

5.	to deal with the trading and circulation of the Corporate Bonds under the Issuance upon the completion of the Issuance;

6.	if there is any change on the policies of the regulatory authorities on the Issuance of Corporate Bonds or market conditions, except for the matters which are subject to the re-approval at the general meeting in accordance with the relevant laws, regulations and the Articles of Association of the Company, to make corresponding adjustments to the matters relating to the Issuance of Corporate Bonds, or to decide whether or not to proceed with the Issuance based on the actual situations subject to the opinions of the regulatory authorities;

7.	To deal with other matters in relation to the Issuance of Corporate Bonds.

The above authorization will be valid from the date of consideration and approval at the general meeting of the Company until the completion of the matters under such authorizations.

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LETTER FROM THE BOARD

This resolution has been considered and approved by the Board and will be proposed to the Shareholder at the EGM for approval by way of a special resolution.

9.	Proposed Amendments to the Articles of Association

Reference is made to the announcement of the Company dated 27 August 2015 in relation to the amendments to the Articles of Association of Aluminum Corporation of China Limited* (the "Articles of Association") proposed by the Board.

Reference is made to the announcement of the Company dated 16 June 2015 in relation to the completion of the non-public issuance of A Shares of the Company. Given the completion of the non-public issuance, the Board proposed to amend the provisions of the Articles of Associations in respect of the issuance of Shares and the registered capital, and restated and amended the relevant provisions of the Articles of Association based on the actual situation of the Company as well as the latest changes in the domestic and foreign laws and regulations.

The Board considered that the amendments to the Articles of Association were in the interests of the Company and its Shareholders. The resolution has been considered and passed by the Board and will be proposed to the Shareholders at the EGM for approval by way of a special resolution.

For details of the proposed amendments to the Articles of Association, please refer to Appendix I.

10.	Proposed Election of Director

Reference is made to the announcement of the Company dated 13 November 2015 in relation to the proposed change in the independent non-executive Director.

Mr. Ma Si-hang, Frederick ("Mr. Ma") tendered his resignation to the Board on 13 November 2015 to resign as an independent non-executive Director and from relevant positions in the special committees under the Board of the Company (the "Proposed Resignation") due to other business commitment. Pursuant to the Articles of Association of the Company, the Proposed Resignation shall take effect upon the appointment of a replacement of Mr. Ma as a new independent non-executive Director.

Mr. Ma has confirmed that he has no disagreement with the Board and there are no matters relating to the Proposed Resignation that need to be brought to the attention of the Shareholders.

The Board would like to take this opportunity to express its appreciation to Mr. Ma for his valuable contributions to the Company during his tenure of office.

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LETTER FROM THE BOARD

The Board further proposed to elect Mr. Lie-A-Cheong Tai Chong, David ("Mr. Lie") as an independent non-executive Director (the "Proposed Election") to fill the vacancy of Mr. Ma. The appointment of Mr. Lie is subject to the approval by the Shareholders at the EGM. The biographical details of Mr. Lie are as follows:

Mr. LIE-A-CHEONG Tai-Chong, David, aged 56, honoured with the Silver Bauhinia Star (SBS), Officier de l'Ordre National du Merite and Justice of Peace. Mr. Lie is the executive chairman of Newpower International (Holdings) Co., Ltd. and China Concept Consulting Ltd. He was selected as a member of the National Committee of the 8th, 9th, 10th and 11th Chinese People's Political Consultative Conference since 1993. From 2007 to 2013, he acted as a panel convenor cum member of the Financial Reporting Review Panel of Hong Kong Special Administrative Region ("HKSAR"). Mr. Lie is currently the honorary consul of the Hashemite Kingdom of Jordan in the HKSAR, the vice chairman of the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council, the chairman of the Hong Kong-Taiwan Business Co-operation Committee, a member of the Commission on Strategic Development of the HKSAR, a standing committee member of the China Overseas Friendship Association, and a member of the Hong Kong General Chamber of Commerce (HKGCC). Currently, Mr. Lie is also an independent non-executive director of Herald Holdings Limited, a listed company in Hong Kong.

To the knowledge of the Board, save as disclosed above, Mr. Lie did not hold any directorship in other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the past three years. He does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company, nor does he hold any position in the Company or any of its subsidiaries. As at the date of this circular, Mr. Lie does not have any interest in the shares of the Company or its associated corporations within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Save as disclosed above, the Board is not aware of any information in relation to the Proposed Election of Mr. Lie that needs to be disclosed pursuant to any of the requirements set out in Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules, nor are there any matters that need to be brought to the attention of the Shareholders. The term of office of Mr. Lie will commence from the conclusion of the EGM and expire on the election of the sixth session of the Board of the Company. Upon approval on the election of the Mr. Lie as an independent non-executive Director of the fifth session of the Board at the EGM, the Company will enter into a service contract with Mr. Lie and determine his remuneration according to the relevant remuneration policy of the Company.

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LETTER FROM THE BOARD

Mr. Lie confirmed that he has satisfied the independence criteria as stipulated in Rule 3.13 of the Hong Kong Listing Rules. The Company has assessed his independence and considered that he meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is an independent individual in accordance with the terms of the guidelines. In addition, the Company is of the view that, with his rich experience and knowledge, Mr. Lie will devote himself in improving the corporate governance of the Company.

III.	THE EGM

A notice convening the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 29 December 2015 is set out at page 27 to page 29 of this circular.

The form of proxy for use at the EGM is enclosed. Whether or not you are attending the EGM in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the EGM or any adjournment if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules, all votes at the EGM will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules after the EGM.

IV.	CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Sunday, 29 November 2015 to Tuesday, 29 December 2015 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Friday, 27 November 2015 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 27 November 2015 for registration.

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LETTER FROM THE BOARD

V.	RECOMMENDATIONS

The Directors (including independent non-executive Directors) consider that the resolutions set out in the notice of the EGM are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the above proposed resolutions.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

* For identification purposes only

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APPENDIX I	DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF ALUMINUM CORPORATION OF CHINA LIMITED

Details of the proposed amendments to the Articles of Association are set out as follows:

	Original Article	Revised Article

Article 1	Aluminum Corporation of China Limited (the "Company") is a joint stock limited company established in accordance with the Company Law of the People's Republic of China (the "Company Law"), the Special Regulations of the State Council for the Share Offerings and Listings Overseas of Joint Stock Limited Companies (the "Special Regulations"), other relevant State laws and administrative regulations.	Aluminum Corporation of China Limited (the "Company") is a joint stock limited company established in accordance with the Company Law of the People's Republic of China (the "Company Law"), the Special Regulations of the State Council for the Share Offerings and Listings Overseas of Joint Stock Limited Companies (the "Special Regulations"), other relevant State laws and administrative regulations.

	Following approval by the State Economic and Trade Commission by virtue of the GJMQG [2001] No. 818, the Company was registered with the State Administration for Industry and Commerce (the "SAIC") on September 10, 2001, and obtained a business license of an enterprise with legal personality. The registration number of the Company's business license of an enterprise with legal personality is 1000001003573 (2-1).	Following approval by the State Economic and Trade Commission by virtue of the GJMQG [2001] No. 818, the Company was registered with the State Administration for Industry and Commerce (the "SAIC") on September 10, 2001, and obtained a business license of an enterprise with legal personality. The registration number of the Company's business license of an enterprise with legal personality is 100000000035734.

	The Company's sponsors include Aluminum Corporation of China, Guangxi Investment Group Co., Ltd., Guizhou Materials Development and Investment Co., Ltd.	The Company's sponsors include Aluminum Corporation of China, Guangxi Investment Group Co., Ltd., Guizhou Materials Development and Investment Co., Ltd.

Article 3	The Company's domicile:	The Company's domicile:
	No. 62, North Xizhimen Street,	No. 62, North Xizhimen Street,
	Beijing, China	Beijing, China
	Postal code: 100082	Postal code: 100082
	Tel: (010)82298080	Tel: (010)82298322
	Fax:(010)82298081	Fax:(010)82298158

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APPENDIX I	DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF ALUMINUM CORPORATION OF CHINA LIMITED

	Original Article	Revised Article

Article 7	The Original Articles of Association have entered into effect on the date that the Company is registered.

	These Articles of Association shall enter into effect if they are approved by special resolutions at the Shareholders' General Meeting of the Company and approved by the approving department authorized by the State Council. After the Company's Articles of Association have entered into effect, the Company's Original Articles of Association shall be replaced.	These Articles of Association shall enter into effect if they are approved by special resolutions at the Shareholders' General Meeting of the Company.

Article 21	The Company publicly issued 2,749,889,968 shares of overseas listed foreign investment shares (H shares) after the establishment of the Company, in which, there are 2,499,900,153 shares of new shares and 249,989,815 shares of stock shares sold by part of shareholders.	The Company publicly issued 2,749,889,968 shares of overseas listed foreign investment shares (H shares) after the establishment of the Company, in which, there are 2,499,900,153 shares of new shares and 249,989,815 shares of stock shares sold by part of shareholders.

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APPENDIX I	DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF ALUMINUM CORPORATION OF CHINA LIMITED

Original Article	Revised Article

After completion of the aforementioned issues of H shares, the Company has total share capital of 10,499,900,153 shares. The composition of the share capital is as follows: there are 7,750,010,185 domestic shares, accounting for 73.81 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,656,261,060 shares, accounting for 44.35 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.87 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.23 percent of the Company's total shares; China Cinda Asset Management Corporation holds 1,610,332,210 shares, accounting for 15.43 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.73 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 5.29 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 2,749,889,968 shares, accounting for 26.19 percent of the Company's total shares.	After completion of the aforementioned issues of H shares, the Company has total share capital of 10,499,900,153 shares. The composition of the share capital is as follows: there are 7,750,010,185 domestic shares, accounting for 73.81 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,656,261,060 shares, accounting for 44.35 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.87 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.23 percent of the Company's total shares; China Cinda Asset Management Corporation holds 1,610,332,210 shares, accounting for 15.43 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.73 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 5.29 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 2,749,889,968 shares, accounting for 26.19 percent of the Company's total shares.

Following approval by the approval authority authorized by the State Council, the Company issued additional 549,976,000 shares of overseas listed foreign investment shares (H shares) in 2004.	Following approval by the approval authority authorized by the State Council, the Company issued additional 549,976,000 shares of overseas listed foreign investment shares (H shares) in 2004.

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APPENDIX I	DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF ALUMINUM CORPORATION OF CHINA LIMITED

Original Article	Revised Article

After completion of the aforementioned issues of H shares, the Company has total share capital of 11,049,876,153 shares. The composition of the share capital is as follows: there are 7,750,010,185 domestic shares, accounting for 70.13 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,656,261,060 shares, accounting for 42.14 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.78 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.17 percent of the Company's total shares; China Cinda Asset Management Corporation holds 1,610,332,210 shares, accounting for 14.57 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.45 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 5.02 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 3,299,865,968 shares, accounting for 29.87 percent of the Company's total shares.	After completion of the aforementioned issues of H shares, the Company has total share capital of 11,049,876,153 shares. The composition of the share capital is as follows: there are 7,750,010,185 domestic shares, accounting for 70.13 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,656,261,060 shares, accounting for 42.14 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.78 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.17 percent of the Company's total shares; China Cinda Asset Management Corporation holds 1,610,332,210 shares, accounting for 14.57 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.45 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 5.02 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 3,299,865,968 shares, accounting for 29.87 percent of the Company's total shares.

Following the approval of the State Council, China Construction Bank Corporation has recovered the Company's 6.42% shares managed by China Cinda Asset Management Corporation and held the shares by itself in 2005, thus becoming the Company's shareholder. The Company's total number of shares has not been changed, but the number of shares held by China Cinda Asset Management Corporation is reduced accordingly.	Following the approval of the State Council, China Construction Bank Corporation has recovered the Company's 6.42% shares managed by China Cinda Asset Management Corporation and held the shares by itself in 2005, thus becoming the Company's shareholder. The Company's total number of shares has not been changed, but the number of shares held by China Cinda Asset Management Corporation is reduced accordingly.

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APPENDIX I	DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF ALUMINUM CORPORATION OF CHINA LIMITED

Original Article	Revised Article

After completion of the aforementioned shareholder change, the Company has total share capital of 11,049,876,153 shares. The composition of the share capital is as follows: there are 7,750,010,185 domestic shares, accounting for 70.13 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,656,261,060 shares, accounting for 42.14 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.78 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.17 percent of the Company's total shares; China Cinda Asset Management Corporation holds 900,559,074 shares, accounting for 8.15 percent of the Company's total shares; China Construction Bank Corporation holds 709,773,136 shares, accounting for 6.42 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.45 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 5.02 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 3,299,865,968 shares, accounting for 29.87 percent of the Company's total shares.	After completion of the aforementioned shareholder change, the Company has total share capital of 11,049,876,153 shares. The composition of the share capital is as follows: there are 7,750,010,185 domestic shares, accounting for 70.13 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,656,261,060 shares, accounting for 42.14 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.78 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.17 percent of the Company's total shares; China Cinda Asset Management Corporation holds 900,559,074 shares, accounting for 8.15 percent of the Company's total shares; China Construction Bank Corporation holds 709,773,136 shares, accounting for 6.42 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.45 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 5.02 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 3,299,865,968 shares, accounting for 29.87 percent of the Company's total shares.

Following approval by the approval authority authorized by the State Council, the Company issued additional 644,100,000 shares of overseas listed foreign investment shares (H shares) in 2006, in which, there are 600,000,000 shares of new shares and 44,100,000 shares of stock shares sold by part of shareholders.	Following approval by the approval authority authorized by the State Council, the Company issued additional 644,100,000 shares of overseas listed foreign investment shares (H shares) in 2006, in which, there are 600,000,000 shares of new shares and 44,100,000 shares of stock shares sold by part of shareholders.

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APPENDIX I	DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF ALUMINUM CORPORATION OF CHINA LIMITED

Original Article	Revised Article

After completion of the aforementioned issues of H shares, the Company has total share capital of 11,649,876,153 shares. The composition of the share capital is as follows: there are 7,705,910,185 domestic shares, accounting for 66.15 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,612,161,060 shares, accounting for 39.59 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.69 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.11 percent of the Company's total shares; China Cinda Asset Management Corporation holds 900,559,074 shares, accounting for 7.73 percent of the Company's total shares; China Construction Bank Corporation holds 709,773,136 shares, accounting for 6.09 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.17 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 4.76 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 3,943,965,968 shares, accounting for 33.85 percent of the Company's total shares.	After completion of the aforementioned issues of H shares, the Company has total share capital of 11,649,876,153 shares. The composition of the share capital is as follows: there are 7,705,910,185 domestic shares, accounting for 66.15 percent of the Company's total shares, in which, the sponsor, Aluminum Corporation of China holds 4,612,161,060 shares, accounting for 39.59 percent of the Company's total shares; the sponsor, Guangxi Investment Group Co., Ltd. holds 196,800,000 shares, accounting for 1.69 percent of the Company's total shares; the sponsor, Guizhou Materials Development and Investment Co., Ltd. holds 129,430,000 shares, accounting for 1.11 percent of the Company's total shares; China Cinda Asset Management Corporation holds 900,559,074 shares, accounting for 7.73 percent of the Company's total shares; China Construction Bank Corporation holds 709,773,136 shares, accounting for 6.09 percent of the Company's total shares; China Orient Asset Management Corporation holds 602,246,135 shares, accounting for 5.17 percent of the Company's total shares; China Development Bank holds 554,940,780 shares, accounting for 4.76 percent of the Company's total shares; the holders of the overseas listed foreign investment shares (H shares) hold 3,943,965,968 shares, accounting for 33.85 percent of the Company's total shares.

Following the approval of the special resolution by the Shareholders' General Meeting of the Company and following the approval by the approval authority authorized by the State Council, the Company issued 1,236,731,739 A shares and 637,880,000 shares in 2007.	Following the approval of the special resolution by the Shareholders' General Meeting of the Company and following the approval by the approval authority authorized by the State Council, the Company issued 1,236,731,739 A shares and 637,880,000 shares in 2007.

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APPENDIX I	DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF ALUMINUM CORPORATION OF CHINA LIMITED

	Original Article	Revised Article

	The current composition of the share capital is as follows: there are 13,524,487,892 ordinary shares, in which, the holders of A shares hold 9,580,521,924 shares, accounting for 70.84 percent of the Company's total ordinary shares; the holders of overseas listed foreign investment shares hold 3,943,965,968 shares, accounting for 29.16 percent of the Company's total ordinary shares.	Upon the issuance, the composition of the Company's share capital is as follows: there are 13,524,487,892 ordinary shares, in which, the holders of A shares hold 9,580,521,924 shares, accounting for 70.84 percent of the Company's total ordinary shares; the holders of overseas listed foreign investment shares hold 3,943,965,968 shares, accounting for 29.16 percent of the Company's total ordinary shares.

Following the approval of the special resolution by the Shareholders' General Meeting of the Company and following the approval by the approval authority authorized by the State Council, the Company issued additional 1,379,310,344 A shares by way of non-public issuance in June 2015.

Upon the completion of the additional issuance, the composition of the Company's current share capital is as follows: there are 14,903,798,236 ordinary shares, in which, the holders of A shares hold 10,959,832,268 shares, accounting for 73.54 percent of the Company's total ordinary shares; the holders of overseas listed foreign investment shares hold 3,943,965,968 shares, accounting for 26.46 percent of the Company's total ordinary shares.

Article 24	The registered capital of the Company is RMB13,524,487,892 Yuan.	The registered capital of the Company is RMB14,903,798,236 Yuan.

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APPENDIX I	DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF ALUMINUM CORPORATION OF CHINA LIMITED

	Original Article	Revised Article

Article 31	If the Company is to buy back shares by agreement outside a stock exchange, prior approval shall be obtained from the Shareholders' General Meeting in accordance with these Articles of Association. Upon prior approval by the Shareholders' General Meeting obtained in the same manner, the Company may terminate or vary a contract concluded in the manner set forth above or waive any of its rights under such contract.	If the Company is to buy back shares by agreement outside a stock exchange, prior approval shall be obtained from the Shareholders' General Meeting in accordance with these Articles of Association. Upon prior approval by the Shareholders' General Meeting obtained in the same manner, the Company may terminate or vary a contract concluded in the manner set forth above or waive any of its rights under such contract.

	For the purposes of the preceding paragraph, "contracts for the buyback of shares" shall include (but not be limited to) agreements whereby buyback obligations are undertaken and buyback rights are acquired.	For the purposes of the preceding paragraph, "contracts for the buyback of shares" shall include (but not be limited to) agreements whereby buyback obligations are undertaken and buyback rights are acquired.

	The Company may not transfer a contract for the buyback of its own shares or any of its rights thereunder.	The Company may not transfer a contract for the buyback of its own shares or any of its rights thereunder.

With respect to redeemable shares which the Company has the right to buy back, if the buyback is to be made in a manner other than through the market or by tender, the buyback price must be limited to a maximum price; if the buyback is to be made by tender, tenders shall be available to all shareholders alike under same conditions.

Article 48	When the Company is to convene a Shareholders' General Meeting, to distribute dividends, to be liquidated or to carry out other acts requiring confirmation of equity interests, the Board of Directors or the convener of the Shareholders' General Meeting shall decide upon a date as the date of record. Shareholders whose names appear on the register at closing on the date of record shall be the shareholders entitled to the relevant rights and interests.	When the Company is to convene a Shareholders' General Meeting, to distribute dividends, to be liquidated or to carry out other acts requiring confirmation of equity interests, the Board of Directors or the convener of the Shareholders' General Meeting shall decide upon a date as the record date. Shareholders whose names appear on the register at closing on the record date shall be the shareholders entitled to the relevant rights and interests.

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APPENDIX I	DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF ALUMINUM CORPORATION OF CHINA LIMITED

	Original Article	Revised Article

Article 102	The Company shall establish a Board of Directors. The Board of Directors shall be composed of 9 directors. The outside directors (herein meaning those directors who do not hold office in the Company) shall represent not less than 50 percent of the members of the Board of Directors, of which at least 3 directors shall be independent directors (herein meaning those directors who are independent to the shareholders and do not hold office in the Company).	The Company shall establish a Board of Directors. The Board of Directors shall be composed of 9 directors. The outside directors (herein meaning those directors who do not hold office in the Company) shall represent not less than 50 percent of the members of the Board of Directors, of which at least 3 directors shall be independent directors (herein meaning those directors who are independent to the shareholders and do not hold office in the Company).

	The Board of Directors shall include one chairman and one vice chairman.	The Board of Directors shall include one chairman and one vice chairman.

	As needed, under the Board of Directors there shall be such special committees as a Development and Planning Committee, an Audit Committee, a Remuneration and Consummation Committee and other special committees. The Audit Committee shall be composed entirely of independent directors, of whom at least one shall be a financial or accounting professional. The Remuneration and Consummation Committee shall consist of a majority of independent directors.	As needed, under the Board of Directors there shall be such special committees as a Development and Planning Committee, an Audit Committee, a Remuneration Committee, a Nomination Committee and an Occupational Health and Safety and Environment Committee. The Audit Committee shall be composed entirely of independent directors, of whom at least one shall be a financial or accounting professional. The Remuneration Committee and the Nomination Committee shall consist of a majority of independent directors.

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APPENDIX I	DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF ALUMINUM CORPORATION OF CHINA LIMITED

	Original Article	Revised Article

Article 202	The Company shall appoint receiving agents for holders of overseas listed foreign investment shares to collect on behalf of the relevant shareholders the dividends distributed and other moneys payable in respect of overseas listed foreign investment shares.	The Company shall appoint receiving agents for holders of overseas listed foreign investment shares to collect on behalf of the relevant shareholders the dividends distributed and other moneys payable in respect of overseas listed foreign investment shares.

	The receiving agents appointed by the Company shall meet the requirements of the laws of the place, or the relevant regulations of the stock exchange, where shares are listed.	The receiving agents appointed by the Company shall meet the requirements of the laws of the place, or the relevant regulations of the stock exchange, where shares are listed.

	The receiving agents appointed by the Company for the holders of overseas listed foreign investment shares listed on the SEHK shall be trust companies registered under the Trustee Ordinance of Hong Kong.	The receiving agents appointed by the Company for the holders of overseas listed foreign investment shares listed on the SEHK shall be trust companies registered under the Trustee Ordinance of Hong Kong.

Under the premise of obeying the laws of China, the Company has the right to forfeit the unclaimed dividends, subject to the expiry of the applicable relevant limitation period.

The Company shall have the right to cease sending dividend warrants to holders of overseas listed foreign investment shares by post, but such right shall only be exercised until the dividend warrants have been left uncashed on two consecutive occasions. However, such power may be exercised after the first occasion on which such a warrant is returned undelivered.

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APPENDIX I	DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF ALUMINUM CORPORATION OF CHINA LIMITED

Original Article	Revised Article

The Company shall have the right to sell the shares of untraceable shareholders of overseas listed foreign investment shares in the manner as the Board of Directors thinks appropriate, subject to compliance with the following conditions:

	(1)	during a period of 12 years at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed;

	(2)	on expiry of the 12 years the Company gives notice of its intention to sell the shares by way of advertisements published in one or more newspapers in the place of listing of the Company and notifies the securities regulatory authority where the Company's shares are listed of such intention.

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NOTICE OF 2015 SECOND EXTRAORDINARY GENERAL MEETING

NOTICE OF 2015 SECOND
EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2015 Second Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Tuesday, 29 December 2015 for the purposes of considering, and if thought fit, approving the following resolutions (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 13 November 2015 (the "Circular"):

ORDINARY RESOLUTIONS

1	To consider and approve the resolution in relation to the proposed capital contribution to Chinalco Property Development Co., Ltd.* by the Company and its subsidiaries by way of injecting certain urban property assets and cash;

2	To consider and approve the resolution in relation to the proposed transfer of the property assets of Chalco Hong Kong Limited* by the Company;

3	To consider and approve the resolution in relation to the proposed capital contribution to Chinalco Capital Holdings Co., Ltd.* by the Company by way of injecting the equity interests in ABC-CA Fund Co., Ltd.* held by the Company and cash;

4	To consider and approve the resolution in relation to the proposed transfer of all equity interests in China Aluminum Nanhai Alloy Co., Ltd.* held by the Company;

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NOTICE OF 2015 SECOND EXTRAORDINARY GENERAL MEETING

5	To consider and approve the resolution in relation to the revision of the 2015 annual cap of revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services;

6	To consider and approve the resolution in relation to the New Finance Lease Framework Agreement entered into by the Company and Chinalco Lease and the proposed caps thereunder;

7	To consider and approve the resolution in relation to the proposed change of the US auditor by the Company;

SPECIAL RESOLUTIONS

8	To consider and approve the resolution in relation to the proposed non-public issuance of corporate bonds by the Company;

9	To consider and approve the resolution in relation to the amendments to the Articles of Association; and

ORDINARY RESOLUTION (CUMULATIVE VOTING)

10	To consider and approve the resolution in relation to the election of Mr. Lie-A-Cheong Tai Chong, David as an independent non-executive Director of the fifth session of the Board of the Company.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
13 November 2015

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NOTICE OF 2015 SECOND EXTRAORDINARY GENERAL MEETING

Notes:

(a)	Details of the above resolutions are set out in the circular dated 13 November 2015 regarding the EGM.

(b)	Pursuant to the provisions of the Articles of Association, the H Share Register of Members of the Company will be closed from Sunday, 29 November 2015 to Tuesday, 29 December 2015 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Friday, 27 November 2015 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 27 November 2015 for registration.

(c)	Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slip for attending the EGM and return them to the Company's Board Office no later than 20 days before the date of the EGM, i.e. on or before Tuesday, 8 December 2015.

Details of the Company's Board Office are as follows:
No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8161/8162
Fax: (8610) 8229 8158

(d)	Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)	To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)	Each holder of A Shares which is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (d) to (e) also apply to A Shareholders, except that the form of proxy or other documents of authority must be delivered to the Company's Board Office, the address of which is set out in Note (c) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof, in order for such documents to be valid.

(g)	If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the EGM will be conducted by poll. The regular voting method shall be adopted for the voting of Resolutions No. 1-10. The cumulative voting method shall be adopted for the voting of Resolution No. 11. Cumulative voting method refers to the voting for directors or supervisors where each share is entitled to the same number of votes which equals to the total number of directors or supervisors to be elected, and shareholders may consolidate their voting rights when casting a vote. Cumulative voting method includes regular voting method where shareholders may cast their votes with partial or all voting rights.

* For identification purposes only

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary